

Johnson Matthey



January 12, 2005

06010479

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 1294

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546


SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH, D.C. 192 SECTION

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**20 Oct 2005**
2.	**Notification of Major Interests in Shares**	**27 Oct 2005**
3.	**Notification of Transactions of Directors/Persons**	**18 Nov 2005**
4.	**Interim Results Announcement**	**23 Nov 2005**
5.	**Notification of Transactions of Directors/Persons**	**24 Nov 2005**
6.	**Notification of Transactions of Directors/Persons**	**8 Dec 2005**
7.	**Press Release**	**12 Dec 2005**
8.	**Notification of Transactions of Directors/Persons**	**22 Dec 2005**
9.	**Notification of Transactions of Directors/Persons**	**23 Dec 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

PROCESSED
JAN 26 2006
THOMSON FINANCIAL

Enclosures
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:


SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH. D.C.
192
SECTION

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson

P N Hawker

D W Morgan

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mourant ECS Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson 33

P N Hawker	33
D W Morgan	33
W F Sandford	33
J N Sheldrick	33
I F Stephenson	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.25

14. Date and place of transaction:

19 October 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,770
P N Hawker	7,820
D W Morgan	36,122
J N Sheldrick	53,180

16. Date issuer informed of transaction:

20 October 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

20 October 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES


SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH, D.C.
192
SECTION

1. Name of listed company:

   Johnson Matthey PLC

2. Name of shareholder with a major interest:

   HBOS plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees a/c CMIG	3,643,548
Chase Nominees Limited	2,335,378
HSDL Nominees Limited	10
Northern Trust Company London	10,537
Nortrust Nominees Limited a/c HXCM	197,009
Nortrust Nominees Limited	439,805

5. Number of shares/amount of stock acquired:

Not known

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

Not known

7. Number of shares/amount of stock disposed:

N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

N/A

9. Class of security:

Ordinary Shares of £1 each

10. Date of transaction:

Not known

11. Date listed company informed:

26 October 2005

12. Total holding following this notification:

6,626,287

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

3.018%

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill

27 October 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS


RECEIVED
JAN 24 2006
192
SECTION
WASH, D.C.

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson

P N Hawker

D W Morgan

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mourant ECS Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	30
P N Hawker	30
D W Morgan	30

W F Sandford	30
J N Sheldrick	30
I F Stephenson	30

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.35

14. Date and place of transaction:

16 November 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,800
P N Hawker	7,850
D W Morgan	36,152
J N Sheldrick	53,210

16. Date issuer informed of transaction:

18 November 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making

notification

Angela Purtill

Date of Notification

18 November 2005


SEC MAIL
RECEIVED
JAN 24 2006
WASH. D.C.
192
SECTION

For Release at 7.00 am Wednesday 23rd November 2005

Interim Results for the six months ended 30th September 2005

On track for good growth for the year

Summary Results

	Half Year to 30th September 2005	2004	% change	% underlying growth*
Revenue	£2,283m	£2,461m	-7	-7
Sales excluding precious metals	£637m	£586m	+9	+9
Profit before tax	£106.4m	£88.3m	+20	+3
Total earnings per share	35.2p	25.8p	+36	+5
Dividend per share	9.1p	8.7p	+5	+5

* excluding restructuring and disposal costs in 2004

- Sales revenue down 7% reflecting lower precious metal trading volume. Sales excluding precious metals up 9%
- Profit before tax up 20% at £106.4 million. Underlying growth of 3% excluding restructuring costs in 2004
- Total earnings per share up 36% at 35.2 pence. Underlying growth of 5% excluding restructuring and disposal costs in 2004. Interim dividend increased by 5% to 9.1 pence
- Impact of exchange translation slightly favourable
- Strong operating cash flow. Net cash inflow of £18.5 million after £11.9 million net cash cost of share purchases

Divisional Performance

Operating Profit

£m	Half Year to 30th September 2005	2004*	% change
Catalysts	65.2	61.2	+7
Precious Metal Products	30.6	27.5	+11
Pharmaceutical Materials	16.2	21.1	-23
Ceramics	10.8	9.2	+17
Corporate	(8.3)	(8.2)	
Operating Profit	114.5	110.8	+3

* excluding restructuring costs in 2004

Business Prospects

- Good growth in Environmental Catalysts and Technologies expected in the second half of the year benefiting from the strength of the diesel catalyst market in Europe and good growth in Asia
- Additional capital expenditure on new capacity to manufacture heavy duty diesel (HDD) catalysts and catalysed soot filters (CSFs) planned for the second half of 2005/06
- Further expansion planned in Asia including a new facility to manufacture autocatalysts in Korea
- High oil price supports growth in Process Catalysts and Technologies with increased demand for catalysts for hydrogen production and purification
- Precious Metal Products to benefit from continued good growth in manufactured products and the firm platinum price
- Pharmaceutical Materials' profits expected to improve in the second half of the year with stronger sales in the US
- Ceramics' encouraging performance should continue in the second half of 2005/06 with good cash generation

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"In the first half good growth in Catalysts, Precious Metal Products and Ceramics has more than compensated for the shortfall in Pharmaceutical Materials caused mainly by the expiry of the carboplatin patent. Our cash performance has also been good.

The outlook for the second half is for increased top-line growth driven by the launch of new products for heavy and light duty diesel vehicles, and growth in Asia."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7036 0369
Ella Tekdag	The HeadLand Consultancy	020 7036 0316

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey's performance in the first half of 2005/06 was encouraging. Total earnings per share were up 36%. Excluding restructuring and disposal costs included in last year's figures the underlying growth in earnings per share was 5%. The mix of profits in the first half was as expected at the time of our results in June with good increases in Catalysts, Precious Metal Products and Ceramics but a decline in Pharmaceutical Materials.

This is the first time Johnson Matthey has reported its results under International Financial Reporting Standards (IFRS). The impact of the transition from UK GAAP to IFRS was set out in our Report and Accounts for 2005, and is shown in note 12 on the interim accounts included in this report.

Review of Results

Revenue fell by 7% in the half year to £2,283 million, largely as a result of reduced activity on precious metal trading compared with the first half of 2004/05. Sales excluding the value of precious metals rose by 9% reflecting good underlying growth in Catalysts Division and increased non precious metal material costs, some of which are a pass through for Johnson Matthey.

Operating profit increased by 3% (excluding restructuring costs in 2004) to £114.5 million. Exchange translation was slightly favourable increasing profits by £0.7 million compared with last year. Interest rose by £0.5 million, largely as a result of the increase in short term interest rates in the US. Profit before tax was 20% up on last year at £106.4 million. Excluding restructuring costs in 2004 the underlying increase in profit before tax was 3%.

Underlying earnings per share rose by 5% to 35.2 pence benefiting from a slightly more favourable average tax rate than last year and the accretive effect of share buy-backs. Including restructuring and disposal costs in 2004 total earnings per share rose by 36%.

Dividend

The interim dividend has been increased by 5% to 9.1 pence, in line with the growth in earnings per share excluding restructuring and disposal costs.

Operations

Catalysts Division's sales rose by 19% to £675 million, partly as a result of higher prices for platinum and rhodium. Excluding the value of precious metals, sales rose by 14% to £375 million. The division's operating profit increased by 7% to £65.2 million.

Environmental Catalysts and Technologies (ECT) was ahead of last year with good growth in Europe and Asia more than offsetting a further decline in North America. Results in Europe were boosted by early sales of heavy duty diesel (HDD) catalysts to original equipment manufacturers and sales of catalysed soot filters (CSFs) for light duty diesel vehicles.

In the six month period to 30th September 2005 global light duty vehicle sales increased by 4.9%. Car production in this period rose by 2.9% as inventory levels were reduced particularly in North America and Asia. Nearly all the growth in production came in Asia, with Europe slightly ahead and North America unchanged. Diesel vehicles continued to take an increasing share of the European market.

Light Vehicle Sales and Production

		Half year to 30th September 2005 millions	2004 millions	change %
North America	Sales	10.7	10.3	3.9%
	Production	7.8	7.8	0.0%
Europe	Sales	9.3	9.1	2.2%
	Production	10.2	10.1	1.0%
Asia	Sales	7.2	6.5	10.8%
	Production	10.9	10.2	6.9%
Global	Sales	32.3	30.8	4.9%
	Production	31.7	30.8	2.9%

Source: Global Insight

New emission control standards for HDD vehicles came into force in Europe in October 2005 for new models. Johnson Matthey is supplying several of the leading original equipment manufacturers with products to meet this legislation. The major growth in the market will occur in October 2006 when all new HDD vehicles sold in Europe will need to meet the new standards. In North America similar legislation comes into force in January 2007.

We are seeing increasing demand from many of the leading car companies in Europe for CSFs to remove particles from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into force until 2010 many manufacturers plan to fit these devices much earlier. We have commissioned a new factory in Royston to manufacture these products and are planning to put in additional capacity in the second half of the year.

We have brought forward investment at several of our major facilities around the world to manufacture HDD catalysts given the high level of orders we are seeing. Overall, we plan to spend an additional £30 million on capital expenditure in the second half of this year compared with our original plans to create the additional capacity required for HDD catalysts and CSFs.

Our business in Asia is performing very well. Over the next decade we expect that most of the growth in world car production will take place in the Asian region. In the current financial year we have achieved strong volume growth in China and Japan. In early

September we announced plans to build a new autocatalyst factory in Gyeonggi province in Korea where we plan to manufacture catalysts for both diesel and petrol powered vehicles.

Process Catalysts and Technologies (PCT) achieved good growth in sales and profits in the half year. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of 2004 with strong demand for catalysts for hydrogen production and purification. Sales of edible oil catalysts were also ahead of last year but catalyst sales to the polymer market declined. The high oil price is encouraging development of synthetic liquid products from natural gas and coal, which will underpin PCT's catalyst growth in the medium term.

The division's Research Chemicals business has successfully integrated the operations of Lancaster Synthesis which was acquired last year. A new catalogue has been issued in North America covering the whole range of products sold by the business. The catalogue will be launched for the rest of the world later this financial year which should provide a further boost to growth.

Our **Fuel Cells** business has continued to make good progress on developing Membrane Electrode Assembly (MEA) technology for the automotive market. Rising oil prices and fuel shortages together with concerns about the impact of global warming have increased demand for fuel cell technology. One consequence has been renewed interest in the use of phosphoric acid (PAFC) fuel cells for stationary applications. Johnson Matthey has well established technology for components for PAFC fuel cells and is collaborating with fuel cell manufacturers on new product development in this area. Another recent development is the emergence of prototype direct methanol fuel cells used as chargers for mobile phones or power sources for laptops. The future development of this new market is still uncertain but Johnson Matthey is collaborating with a number of major electronics companies to supply catalysts and MEAs for their fuel cell development programmes.

Precious Metal Products Division's sales fell by 16% to £1,460 million reflecting more subdued precious metal trading activity. Sales excluding the value of precious metals grew by 4%. Operating profit increased by 11% to £30.6 million.

Most of the growth in operating profit was generated by the manufacturing businesses. Colour Technologies, which was transferred into the division following the restructuring of the former Colours & Coatings Division, achieved good growth in profits benefiting from cost reductions undertaken last year and good sales of automotive glass enamels. Similarly the division's gold businesses benefited from the closure of the UK bullion refinery (which had been loss making) and the transfer of some of its business to our North American refineries. The platinum group metal (pgm) fabrication businesses also achieved good growth with increasing sales to the industrial sector and strong demand for medical device components.

Pgm refining has been transferred from Catalysts into Precious Metal Products Division. We are successfully implementing the plan announced last June to restructure the business in the UK and reduce the quantity of precious metals held in the refinery. Since inception of the programme more than £20 million has been released which has been used to fund share buy-backs.

The platinum marketing businesses experienced mixed trading conditions. The platinum market continued to expand and the price remained firm. Palladium was very subdued whereas rhodium was buoyant, reflecting the different supply – demand balances for these metals.

Demand for platinum is expected to rise by 2% in 2005. Increased purchases from the automobile, glass and electronics industries have largely been offset by lower sales of platinum jewellery, where the high platinum price dampened demand. The average price of platinum in the first half of Johnson Matthey's financial year rose to $883 per ounce, up 5% compared to the same period last year.

In contrast, the price of palladium fell by 21% to $189 per ounce despite total demand growing by an estimated 6% in 2005. The most significant increase in usage has come from China where sales of palladium jewellery rose by 71% to 1.2 million ounces, capturing market share from gold and platinum. Demand from other sectors, including the automobile market, has remained fairly stable. Despite the strong growth in Chinese

jewellery, supply will exceed demand in 2005, although the market will be much closer to balance than in recent years.

The price of rhodium rose sharply to average $1,901 per ounce in our first half, almost double the price in the same period last year. Demand grew faster than supplies and, with the market already in deficit from 2004, the price was both buoyant and volatile.

Pharmaceutical Materials Division's sales fell by 13% to £58 million. The fall in sales reflected reduced income from carboplatin, which went off patent in October 2004, and lower revenues from contract research. Operating profit fell by 23% to £16.2 million.

The division's European businesses performed well in the half year. The fall in revenues and profits all occurred in the United States. Part of the drop related to the phasing of sales over the year. Our active pharmaceutical ingredient (API) manufacturing business in the US, which is based in West Deptford, NJ, makes a number of high margin products which are sold in batches and can cause profits to be "lumpy". With a number of sales falling into the second half of the year, we expect the contribution from this business for the second six months to be higher than the first. In addition, prospects for the new product launches planned for calendar 2006 remain encouraging.

Macfarlan Smith, which is based in Edinburgh, UK and manufactures controlled drugs for sale to generic pharmaceutical companies, performed well in the period. Sales and profits were both ahead of last year with good growth in low volume, high potency products (mainly analgesics) where new capacity has recently been installed. A major expansion programme is also underway to increase capacity to manufacture specialist opiates (oxycodone, hydromorphone and buprenorphine) where demand is growing rapidly. This facility will be completed by the end of the current financial year.

Ceramics Division is shown as a stand alone business for the first time following the restructuring of our Colours & Coatings Division. That restructuring included the sale of our Pigments and Dispersions business, transfer of the Colour Technologies business to Precious Metal Products Division and closure or consolidation of a number of smaller manufacturing units.

The net impact has been to significantly reduce the cost base which has improved operating profit and margins. Ceramics Division has also successfully grown its sales this year by 11% to £90 million. Operating profit rose by 17% to £10.8 million.

The division is headquartered in Spain and is a global supplier of decorative materials to the ceramic industries, particularly tile manufacturing. Sales were strong in China, where the tile market continues to grow rapidly. The division is realising the benefits of the investments made in recent years to position it as one of the lowest cost global producers. With capital expenditure below depreciation in the half year the division was highly cash generative.

Finance

Exchange rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. The group's largest overseas investment is in the USA. The average rate for the US dollar for the six months to 30th September 2005 was $1.820/£ which was slightly worse than the average rate for the first half of last year of $1.814/£. However, a number of other currencies strengthened against sterling compared with the first half of last year including the euro which averaged €1.468/£ compared with €1.494/£ last year. The South African Rand was virtually unchanged at R11.74/£. Overall, the impact of currency movements was slightly favourable increasing group operating profit by £0.7 million compared with the first half of last year.

Interest

In the six months to 30th September 2005 the group's interest charge increased by £0.5 million to £7.7 million. Average interest rates for floating rate US dollars rose by about 2% compared with the first half of last year which more than offset the benefit of lower average borrowings.

Taxation

The group's tax charge increased by £4.7 million to £31.1 million. The rise reflects the tax relief on the restructuring costs included in last year's results. On an underlying basis the average tax rate improved by 0.8% to 29.2%. We also reached agreement with the Inland Revenue in the UK on several years' tax assessments which resulted in a repayment of tax in the half year which benefited the group's cash flow. That amount had already been recognised in current tax so there was no impact on earnings.

Cash Flow

Johnson Matthey's net cash flow from operating activities was very strong at £126.5 million which is an increase of £35.4 million compared with the first half of last year. Under the new IFRS rules net cash flow from operating activities includes taxation which benefited from the settlement in the UK. Working capital increased by £28.7 million despite the inventory reduction in pgm refining, largely as a result of the dramatic increase in the rhodium price and the increased prices of some other materials.

The cash outflow on capital expenditure in the half year was £44.9 million which was 1.3 times depreciation. Including capitalised development costs and investments the cash outflow on capital investment was £48.4 million. We are planning to invest more on capital expenditure in the second half of the year including £30 million of additional expenditure on production capacity for CSFs and HDD catalysts. For the year as a whole we now expect to spend at a rate of 1.8 times depreciation.

We purchased £8.0 million of Johnson Matthey shares in the first half. The net cash outflow on share purchases was £11.9 million including the cash cost of purchases made at the end of March 2005 where payment fell into the current financial year. Despite this outflow the group still generated a net cash inflow of £18.5 million. After taking into account the effect of exchange translation on foreign currency borrowings net debt fell by £8.8 million to £361.4 million and gearing (net debt / equity) fell by 2.7% to 37.0%.

In the second half of the year we plan to complete our previously announced programme of share buy-backs by purchasing a further £17 million of shares. We intend to use future cash generation either to fund share buy-backs or to finance bolt on acquisitions.

Outlook

The outlook for the year as a whole remains very much the same as we set out in our annual report. Following an encouraging first half we are expecting good growth for the year.

Catalysts Division is well positioned to benefit from growth in diesel emission control products including CSFs and HDD catalysts. We also expect to see further growth in Asia so that overall ECT is expected to achieve about 10% growth in operating profit in the second half of the year. PCT is also expected to achieve good growth in the second half.

Precious Metal Products Division achieved good growth in operating profit in the first half of the year. We do not expect the second half to be quite so strong but the division is still expected to be ahead of last year for the second six months.

Pharmaceutical Materials Division is expected to achieve higher profits in the second half than the first with stronger sales in the US. Ceramics Division's second half is expected to be similar to the first with continued good cash generation.

The outlook for the group remains very encouraging. We are well positioned to benefit from the emergence of a number of new markets driven by environmental concerns and high energy prices. We are increasing our investment in R&D to ensure we have leading technology to meet these new market opportunities.

Consolidated Income Statement

for the six months ended 30th September 2005

	Notes	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Revenue	2	**2,282.9**	2,460.6	4,626.2
Cost of goods sold		**(2,088.2)**	(2,267.1)	(4,246.4)
Gross profit		**194.7**	193.5	379.8
Operating expenses		**(80.2)**	(82.7)	(163.2)
Restructuring costs		**-**	(15.4)	(36.7)
Operating profit	2,3	**114.5**	95.4	179.9
Interest payable		**(15.7)**	(13.4)	(32.2)
Interest receivable		**8.0**	6.2	19.2
Share of (loss) / profit of associates		**(0.4)**	0.1	0.5
Profit before tax		**106.4**	88.3	167.4
Income tax expense	4	**(31.1)**	(26.4)	(46.5)
Profit for the period from continuing operations		**75.3**	61.9	120.9
Loss for the period from discontinued operations		**-**	(6.3)	(6.4)
Profit for the period		**75.3**	55.6	114.5
Attributable to:				
Equity holders of the parent company		**75.7**	56.0	115.5
Minority interest		**(0.4)**	(0.4)	(1.0)
		75.3	55.6	114.5

	Notes	pence	pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company				
Continuing operations				
Basic	5	**35.2**	28.7	56.1
Diluted	5	**35.1**	28.6	56.0
Total				
Basic	5	**35.2**	25.8	53.2
Diluted	5	**35.1**	25.7	53.1

Consolidated Balance Sheet

as at 30th September 2005

	Notes	30.9.05 £ million	30.9.04 £ million	31.3.05 £ million
Assets				
Non-current assets				
Property, plant and equipment		**610.3**	573.9	593.0
Goodwill		**378.7**	376.6	375.1
Other intangible assets		**29.7**	26.0	27.4
Investments in associates		**4.4**	4.4	4.8
Deferred income tax assets		**2.2**	11.0	2.0
Available-for-sale investments		**2.2**	1.9	1.9
Post-employment benefits net assets		**49.6**	47.2	45.2
Total non-current assets		**1,077.1**	1,041.0	1,049.4
Current assets				
Inventories		**344.2**	327.9	307.3
Current income tax assets		**0.5**	1.4	2.2
Trade and other receivables		**406.5**	346.9	363.4
Available-for-sale investments		**0.1**	1.3	0.6
Cash and deposits	9	**113.8**	97.0	78.7
Other financial assets		**4.0**	-	-
Other current assets		**7.1**	7.1	7.1
Total current assets		**876.2**	781.6	759.3
Total assets		**1,953.3**	1,822.6	1,808.7
Liabilities				
Current liabilities				
Trade and other payables		**(325.0)**	(286.2)	(294.3)
Current income tax liabilities		**(51.5)**	(32.5)	(12.3)
Borrowings and finance leases	9	**(90.9)**	(32.5)	(36.8)
Other financial liabilities		**(10.0)**	-	-
Short term provisions		**(11.8)**	(22.5)	(26.5)
Total current liabilities		**(489.2)**	(373.7)	(369.9)
Non-current liabilities				
Borrowings, finance leases and related swaps	9	**(384.3)**	(427.7)	(411.5)
Deferred income tax liabilities		**(45.1)**	(44.5)	(44.6)
Employee benefits obligations		**(53.1)**	(43.7)	(48.2)
Long term provisions		**(3.0)**	(5.1)	(3.9)
Trade and other payables		**(0.8)**	(0.7)	(0.7)
Total non-current liabilities		**(486.3)**	(521.7)	(508.9)
Total liabilities		**(975.5)**	(895.4)	(878.8)
Net assets		**977.8**	927.2	929.9
Equity				
Share capital		**219.8**	220.8	219.5
Share premium		**141.5**	138.0	139.8
Shares held in employee share ownership trusts		**(45.7)**	(28.8)	(37.7)
Other reserves		**6.3**	4.4	6.3
Retained earnings		**648.9**	584.3	594.5
		970.8	918.7	922.4
Minority interest		**7.0**	8.5	7.5
Total equity	8	**977.8**	927.2	929.9

Consolidated Cash Flow Statement

for the six months ended 30th September 2005

	Notes	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Cash flows from operating activities				
Profit before tax		**106.4**	88.3	167.4
Adjustments for:				
Share of loss / (profit) in associates		**0.4**	(0.1)	(0.5)
Discontinued operations		**-**	0.4	0.4
Depreciation, amortisation and profit on sale of non-current assets and investments		**33.2**	32.7	66.1
Share-based payments		**2.1**	1.4	2.8
Changes in working capital and provisions		**(28.7)**	(6.6)	(12.5)
Changes in fair value of financial instruments		**(1.0)**	-	-
Net interest		**7.7**	7.2	13.0
Income tax received / (paid)		**6.4**	(32.2)	(52.9)
Net cash inflow from operating activities		**126.5**	91.1	183.8
Cash flows from investing activities				
Dividends received from associates		**0.1**	0.1	0.2
Purchases of non-current assets and investments		**(48.4)**	(38.3)	(96.3)
Proceeds from sale of non-current assets and investments		**1.9**	1.3	4.1
Purchases of businesses and minority interest		**(1.1)**	(3.1)	(4.0)
Net proceeds from sale of business		**-**	24.4	23.3
Net cash outflow from investing activities		**(47.5)**	(15.6)	(72.7)
Cash flows from financing activities				
Net purchase of own shares		**(11.9)**	1.1	(16.1)
Proceeds from / (repayment of) borrowings and finance leases		**14.0**	(29.1)	(50.6)
Dividends paid to equity holders of the parent company	6	**(40.9)**	(39.5)	(58.4)
Dividends paid to minority shareholders		**-**	-	(0.2)
Interest paid		**(15.6)**	(12.3)	(32.1)
Interest received		**7.9**	5.6	19.2
Net cash outflow from financing		**(46.5)**	(74.2)	(138.2)
Increase / (decrease) in cash and cash equivalents in the period		**32.5**	1.3	(27.1)
Exchange differences on cash and cash equivalents		**4.8**	1.6	0.1
Cash and cash equivalents at beginning of period		**64.0**	91.0	91.0
Cash and cash equivalents at end of period	9	**101.3**	93.9	64.0
Reconciliation to net debt				
Increase / (decrease) in cash and cash equivalents in the period		**32.5**	1.3	(27.1)
(Proceeds from) / repayment of borrowings and finance leases		**(14.0)**	29.1	50.6
Change in net debt resulting from cash flows		**18.5**	30.4	23.5
Exchange differences on net debt		**(9.7)**	0.9	1.4
Movement in net debt in period		**8.8**	31.3	24.9
Net debt at beginning of period (after adjustment to opening position for IAS 39)	10	**(370.2)**	(394.5)	(394.5)
Net debt at end of period	9	**(361.4)**	(363.2)	(369.6)

Consolidated Statement of Recognised Income and Expense

for the six months ended 30th September 2005

	Notes	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Currency translation differences on foreign currency net investments and related loans		**19.6**	4.3	(2.0)
Fair value gain on available-for-sale investments transferred to profit on sale		**(0.8)**	-	-
Cash flow hedges		**(1.8)**	-	-
Actuarial loss on post-employment benefits assets and liabilities		**-**	-	(16.1)
Tax on above items taken directly to or transferred from equity		**(4.3)**	(1.4)	5.8
Net income recognised directly in equity		**12.7**	2.9	(12.3)
Profit for the period		**75.3**	55.6	114.5
Total recognised income and expense relating to the period		**88.0**	58.5	102.2
IFRS transition adjustment for financial instruments	10	**2.7**	-	-
Total recognised income and expense for the period		**90.7**	58.5	102.2
Attributable to:				
Equity holders of the parent company		**91.1**	58.9	103.2
Minority interest		**(0.4)**	(0.4)	(1.0)
		90.7	58.5	102.2

Notes on the Accounts

for the six months ended 30th September 2005

1 Basis of preparation

Following a European Union Regulation issued in 2002, with effect from 1st April 2005 the group is reporting its results in accordance with International Financial Reporting Standards (IFRS) as expected to be adopted by the European Union and so in its annual report and accounts for the year ending 31st March 2006 all its financial information will be presented under IFRS. Previous accounts were prepared under UK Generally Accepted Accounting Principles (UK GAAP) and reconciliations converting the group's results from UK GAAP to IFRS for the six months ended 30th September 2004, the year ended 31st March 2005 and 1st April 2004 (the date of transition) balance sheet are presented in note 12.

The interim accounts were approved by the Board of Directors on 22nd November 2005, and are unaudited but have been reviewed by the auditors. They do not constitute statutory accounts, but have been prepared on a basis consistent with the group's anticipated IFRS accounting policies which it expects to follow in its annual report and accounts for the year ending 31st March 2006. These accounting policies are set out on pages 28 to 31.

These policies are consistent with all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations currently issued by the International Accounting Standards Board (IASB) effective for 2005/06 reporting and adopted by the European Union. In addition, the IASB has issued an amendment to International Accounting Standard (IAS) 19 - 'Employee Benefits' in December 2004 which permits the full recognition of actuarial gains or losses that occur in the year outside the income statement in a similar way to FRS 17 under UK GAAP. Johnson Matthey has assumed that this amendment will be endorsed by the European Union and so has decided to adopt it in 2005/06 and has prepared these accounts on that basis. Johnson Matthey has also taken advantage of the exemption allowed under IFRS 1 not to restate comparative information in its accounts for the year ending 31st March 2006 to comply with IAS 32 - 'Financial Instruments: Disclosure and Presentation', IAS 39 - 'Financial Instruments: Recognition and Measurement' and IFRS 4 - 'Insurance Contracts'. Note 10 details the adjustment to the balance sheet at 1st April 2005 for the implementation of these standards. Since 1st April 2005, the group has used hedge accounting for interest rate and foreign currency instruments that meet the relevant hedging relationship criteria.

The IASB is still issuing standards and interpretations which Johnson Matthey may decide to adopt in 2005/06 and so there may be further adjustments to the accounting policies and comparative information.

Information in respect of the year ended 31st March 2005 is derived from the unaudited IFRS information published in the annual report and accounts for that year updated for minor changes to deferred income tax. Statutory accounts for the year ended 31st March 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain any statement under 237(2) and 237(3) of the Companies Act 1985.

As described in the notes on the IFRS restatement (unaudited) in the annual report and accounts for the year ended 31st March 2005, when the group presents its segmental results for the year ending 31st March 2006 they will be different to those shown in the statutory accounts for the year ended 31st March 2005. Colour Technologies, which formed part of Colours & Coatings Division, will be transferred to Precious Metal Products Division. Ceramics, which comprised the remaining part of Colours & Coatings Division still owned by Johnson Matthey, will be shown as a separate segment. Platinum group metal refining, which was part of Catalysts Division, will also be transferred to Precious Metal Products Division. The segmental information in note 2 reflects the new divisional structure.

Notes on the Accounts

for the six months ended 30th September 2005

2 Segmental information by business segment

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million	Total £ million
Six months ended 30th September 2005					
Sales to external customers	**675.1**	**1,460.0**	**57.9**	**89.9**	**2,282.9**
External sales excluding precious metals	**375.2**	**117.4**	**54.8**	**89.9**	**637.3**
Segment result	**65.2**	**30.6**	**16.2**	**10.8**	**122.8**
Unallocated corporate expenses					**(8.3)**
Operating profit					**114.5**
Six months ended 30th September 2004					
Sales to external customers	569.6	1,743.3	66.4	81.3	2,460.6
External sales excluding precious metals	328.7	113.3	62.8	81.3	586.1
Segment result before one-off items	61.2	27.5	21.1	9.2	119.0
Restructuring costs	(3.0)	(12.4)	-	-	(15.4)
Segment result	58.2	15.1	21.1	9.2	103.6
Unallocated corporate expenses					(8.2)
Operating profit					95.4
Year ended 31st March 2005					
Sales to external customers	1,157.2	3,171.0	131.8	166.2	4,626.2
External sales excluding precious metals	672.1	224.8	124.6	166.2	1,187.7
Segment result before one-off items	122.5	52.0	39.8	18.8	233.1
Restructuring costs	(3.0)	(30.0)	-	(3.7)	(36.7)
Segment result	119.5	22.0	39.8	15.1	196.4
Unallocated corporate expenses					(16.5)
Operating profit					179.9

3 Effect of exchange rate changes on translation of foreign subsidiaries' operating profits

Average exchange rates used for translation of results of foreign operations	Six months ended 30.9.05	Six months ended 30.9.04	Year ended 31.3.05
US dollar / £	**1.82**	1.81	1.85
Euro / £	**1.47**	1.49	1.47
South African rand / £	**11.74**	11.75	11.53

The main impact of exchange rate movements on the group's operating profit comes from the translation of foreign subsidiaries' profits into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Six months ended 30.9.05 At this year's rates £ million	Six months ended 30.9.05 At last year's rates £ million	Effect £ million
Catalysts	**65.2**	**65.1**	**0.1**
Precious Metal Products	**30.6**	**30.3**	**0.3**
Pharmaceutical Materials	**16.2**	**16.2**	**-**
Ceramics	**10.8**	**10.5**	**0.3**
Unallocated corporate expenses	**(8.3)**	**(8.3)**	**-**
Operating profit	**114.5**	**113.8**	**0.7**

Notes on the Accounts

for the six months ended 30th September 2005

4 Income tax expense

	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
United Kingdom	**(14.3)**	(7.8)	(9.0)
Overseas	**(16.8)**	(18.6)	(37.5)
	(31.1)	(26.4)	(46.5)

The group's share of associated undertakings' taxation for the six months ended 30th September 2005 was £ nil (six months ended 30th September 2004 £ nil, year ended 31st March 2005 £ nil).

5 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 215,043,409 shares in issue (six months ended 30th September 2004 - 217,102,673 shares, year ended 31st March 2005 - 217,005,241 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 447,034 (six months ended 30th September 2004 - 365,583 shares, year ended 31st March 2005 - 497,097 shares).

Earnings per ordinary share before one-off items are calculated as follows:

	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Profit for the period attributable to equity holders of the parent company	**75.7**	56.0	115.5
Loss for the period from discontinued operations	-	6.3	6.4
Restructuring costs	-	15.4	36.7
Tax thereon	-	(4.7)	(13.3)
Profit excluding one-off items	**75.7**	73.0	145.3
	pence	pence	pence
Basic EPS before one-off items	**35.2**	33.6	67.0

6 Dividends

An interim dividend of 9.1 pence per ordinary share will be paid on 1st February 2006 to shareholders on the register at the close of business on 2nd December 2005. In accordance with IFRS accounting requirements this dividend has not been recognised in these accounts.

	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
2003/04 final ordinary dividend paid - 18.2 pence per share	-	39.5	39.5
2004/05 interim ordinary dividend paid - 8.7 pence per share	-	-	18.9
2004/05 final ordinary dividend paid - 19.0 pence per share	**40.9**	-	-
	40.9	39.5	58.4

7 Share purchases

During September 2005 the employee share ownership trusts (ESOTs) purchased a further 693,000 shares at a cost of £8.0 million. In April 2005 the ESOTs paid £5.9 million for 590,000 shares which had been purchased in the last week of March 2005.

Notes on the Accounts

for the six months ended 30th September 2005

8 Changes in equity

	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Equity at end of prior period	**929.9**	906.0	906.0
IFRS transition adjustment for financial instruments (note 10)	**2.7**	-	-
Equity at beginning of period	**932.6**	906.0	906.0
Total recognised income and expense relating to the period	**88.0**	58.5	102.2
Dividends paid to equity holders of the parent company	**(40.9)**	(39.5)	(58.4)
Dividends payable to minority interest	**(0.2)**	(0.2)	(0.5)
Purchase of minority interest	**-**	(0.4)	(0.4)
New share capital subscribed	**2.0**	1.1	3.2
Purchase of own shares	**-**	-	(16.3)
Purchase of shares for ESOTs	**(8.0)**	-	(8.9)
Share-based payments	**2.1**	1.4	2.8
Tax on items taken directly to or transferred from equity	**2.2**	0.3	0.2
Equity at end of period	**977.8**	927.2	929.9

9 Net debt

	Six months ended 30.9.05 £ million	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Cash and deposits	**113.8**	97.0	78.7
Bank overdrafts	**(12.5)**	(3.1)	(14.7)
Cash and cash equivalents	**101.3**	93.9	64.0
Current other borrowings and finance leases	**(78.4)**	(29.4)	(22.1)
Non-current borrowings, finance leases and related swaps	**(384.3)**	(427.7)	(411.5)
Net debt	**(361.4)**	(363.2)	(369.6)

10 *IFRS transition adjustment for financial instruments*

The adjustment to the balance sheet at 1st April 2005 for the implementation of IAS 32, IAS 39 and IFRS 4 is as follows:

	£ million
Current available-for-sale investments	0.9
Other financial assets	4.4
Current trade and other payables	(0.4)
Other financial liabilities	(0.5)
Non-current borrowings, finance leases and related swaps	(0.6)
Deferred income tax liabilities	(1.1)
Net assets	2.7
Other reserves	2.1
Retained earnings	0.6
Total equity	2.7

11 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 30th September 2005 precious metal leases were £127.8 million (30th September 2004 £132.2 million, 31st March 2005 £102.1 million).

12 Reconciliations from UK GAAP to IFRS

Reconciliations of profit before tax and net assets

	Explanation	Six months ended 30.9.04 £ million	Year ended 31.3.05 £ million
Profit before tax under UK GAAP		62.0	131.0
Discontinued operations	a	14.9	14.9
Goodwill amortisation	b	10.6	20.9
Goodwill amortisation on associates	b	-	0.1
Development capitalised in the period	c	2.4	5.4
Amortisation of capitalised development	c	(0.6)	(1.1)
Share options and long term incentive plan	d	(1.9)	(4.1)
Employee benefits	e	0.9	0.3
Profit before tax under IFRS		88.3	167.4

	Explanation	30.9.04 £ million	31.3.05 £ million	01.04.04 £ million
Net assets under UK GAAP		901.2	868.7	871.6
Goodwill amortisation	b	10.6	20.9	-
Goodwill amortisation on associates	b	-	0.1	-
Net capitalised development	c	13.0	15.5	11.2
Bid value adjustment for post-employment schemes' assets	e	(1.4)	(2.0)	(1.4)
Additional accruals for other short term and long term employee benefits	e	(3.1)	(3.5)	(3.8)
Deferred tax adjustments	g	(12.0)	(10.7)	(11.1)
Dividends	h	18.9	40.9	39.5
Net assets under IFRS		927.2	929.9	906.0

Explanation of major differences between UK GAAP and IFRS

a) Under IFRS 5 - 'Non-current Assets Held for Sale and Discontinued Operations' the post tax profit of discontinued operations and the post tax loss on disposal of those operations have been disclosed as a single amount towards the bottom of the income statement. Also, under IFRS 1 - 'First-time Adoption of International Financial Reporting Standards' goodwill recognised under previous GAAP as a deduction from equity is not transferred to the income statement on disposal of the subsidiary.

b) Under IFRS 3 - 'Business Combinations' amortisation of goodwill is no longer required but instead annual impairment reviews have to be performed. Johnson Matthey has elected to take advantage of the exemption allowed under IFRS 1 not to recalculate goodwill for all business combinations. Therefore the group has not adjusted its carrying amount of goodwill at 1st April 2004 (the group's date of transition) from that previously disclosed under UK GAAP. The main adjustment to goodwill on the balance sheet is to reverse all amortisation charged since 1st April 2004.

12 Reconciliations from UK GAAP to IFRS (continued)

Explanation of major differences between UK GAAP and IFRS (continued)

c) Under IAS 38 - 'Intangible Assets' the group has to capitalise all development expenditure which meet the recognition criteria laid down in the standard and then amortise the asset over its useful life once it is available for use. Under UK GAAP Johnson Matthey did not capitalise any development expenditure. Under IFRS, assets have been recognised in Catalysts Division for some development expenditure on heavy duty diesel catalysts and fuel cell components. The group believes that all other development expenditure is for incremental improvements to existing processes or for projects in an early stage of development and so no assets have been recognised.

In addition, under IAS 38 any capitalised software that is not an integral part of the related hardware is reclassified from property, plant and equipment to intangible assets.

d) Under IFRS 2 - 'Share-based Payment' the group has to recognise a charge to income in respect of the fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plan after 7th November 2002. The fair value has been calculated using an adjusted Black-Scholes options valuation model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

e) As Johnson Matthey had already adopted FRS 17, the recent UK GAAP standard for post-retirement benefits, the only adjustments needed for post-employment benefits under IAS 19 - 'Employee Benefits' are to put the net return on retirement benefits assets and liabilities into operating profit, to change the market value of the pension schemes' assets from mid-market value to bid value on the balance sheet and to move the deferred tax balances on the net post-employment assets / obligations to deferred tax.

The other adjustments under IAS 19 are to accrue for paid annual leave and other short and long term employee benefits.

f) Under IAS 28 - 'Investments in Associates' the group's share of the profit of its associates is shown on a post tax basis, unlike UK GAAP where the group's share of the operating profit of its associates was shown and the group's share of its associates' interest and tax were shown in interest and income tax expense respectively.

g) Under IAS 12 - 'Income Taxes' the group is providing for deferred tax on capital gains rolled over, capital gains on intra group loans and capital losses which it did not provide for under UK GAAP. Other adjustments are to provide for deferred tax on the other IFRS accounting changes. Also, IAS 12 does not allow the offset of tax assets and liabilities and so the group has grossed up its current tax assets and liabilities and its deferred tax assets and liabilities.

h) Under IAS 10 - 'Events After the Balance Sheet Date' dividends declared after the balance sheet date are not recognised as a liability on the balance sheet.

i) Under IAS 17 - 'Leases' the group's precious metal leases are categorised as operating leases and so they, and the related inventory, are removed from the balance sheet and reported as a note on the accounts.

j) There are a number of other reclassifications on the balance sheet mainly to separate out current and non-current assets and liabilities in accordance with IAS 1 - 'Presentation of Financial Statements'.

12 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated balance sheet as at 1st April 2004

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	c	608.1	(11.9)	**596.2**
Goodwill		377.1	-	**377.1**
Other intangible assets	c	-	23.1	**23.1**
Investments in associates		4.6	-	**4.6**
Deferred income tax assets	g	5.4	6.9	**12.3**
Available-for-sale investments		0.9	-	**0.9**
Post-employment benefits net assets	e	31.5	11.6	**43.1**
Total non-current assets		1,027.6	29.7	**1,057.3**
Current assets				
Inventories	i, j	417.3	(134.5)	**282.8**
Current income tax assets	g	-	0.9	**0.9**
Trade and other receivables		382.0	-	**382.0**
Available-for-sale investments		1.6	-	**1.6**
Cash and deposits		106.5	-	**106.5**
Other current assets	j	-	7.1	**7.1**
Total current assets		907.4	(126.5)	**780.9**
Total assets		1,935.0	(96.8)	**1,838.2**
Liabilities				
Current liabilities				
Trade and other payables	e, h	(316.6)	36.7	**(279.9)**
Precious metal leases	i	(127.4)	127.4	**-**
Current income tax liabilities	g	(42.3)	(0.9)	**(43.2)**
Borrowings and finance leases		(46.5)	-	**(46.5)**
Short term provisions	j	-	(20.3)	**(20.3)**
Total current liabilities		(532.8)	142.9	**(389.9)**
Non-current liabilities				
Borrowings and finance leases		(454.5)	-	**(454.5)**
Deferred income tax liabilities	e, g	(20.4)	(21.2)	**(41.6)**
Employee benefits obligations	e, j	(28.0)	(12.5)	**(40.5)**
Long term provisions	j	(27.0)	22.0	**(5.0)**
Trade and other payables		(0.7)	-	**(0.7)**
Total non-current liabilities		(530.6)	(11.7)	**(542.3)**
Total liabilities		(1,063.4)	131.2	**(932.2)**
Net assets		871.6	34.4	**906.0**
Equity				
Share capital		220.6	-	**220.6**
Share premium		137.1	-	**137.1**
Shares held in employee share ownership trusts		(28.8)	-	**(28.8)**
Other reserves		4.4	-	**4.4**
Retained earnings		528.9	34.4	**563.3**
		862.2	34.4	**896.6**
Minority interest		9.4	-	**9.4**
Total equity		871.6	34.4	**906.0**

Notes on the Accounts

for the six months ended 30th September 2005

12 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated income statement for the period ended 30th September 2004

	Explanation	UK GAAP £ million	IFRS adjustments Discontinued operations £ million	Associates £ million	Other £ million	IFRS £ million
Revenue		2,472.9	(12.3)	-	-	**2,460.6**
Cost of materials sold		(2,084.9)	4.7	-	-	**(2,080.2)**
Net revenues		388.0	(7.6)	-	-	**380.4**
Other cost of sales	c, e	(197.6)	5.5	-	5.2	**(186.9)**
Gross profit		190.4	(2.1)	-	5.2	**193.5**
Distribution costs	e	(42.0)	1.0	-	0.7	**(40.3)**
Administrative expenses	d, e	(42.6)	0.7	-	(0.5)	**(42.4)**
Goodwill amortisation	b	(10.6)	0.1	-	10.5	**-**
Restructuring costs		(15.4)	-	-	-	**(15.4)**
Loss on sale of discontinued operations	a	(15.3)	15.3	-	-	**-**
Operating profit		64.5	15.0	-	15.9	**95.4**
Net interest	f	(7.4)	-	0.2	-	**(7.2)**
Net return on retirement benefits assets and liabilities	e	4.6	-	-	(4.6)	**-**
Share of profit of associates	b, f	0.3	-	(0.2)	-	**0.1**
Profit before tax		62.0	15.0	-	11.3	**88.3**
Income tax expense	g	(22.3)	(2.9)	-	(1.2)	**(26.4)**
Profit for the period from continuing operations		39.7	12.1	-	10.1	**61.9**
Loss for the period from discontinued operations	a	-	(6.3)	-	-	**(6.3)**
Profit for the period		39.7	5.8	-	10.1	**55.6**
Attributable to:						
Equity holders of the parent company		40.2	5.8	-	10.0	**56.0**
Minority interest	c	(0.5)	-	-	0.1	**(0.4)**
		39.7	5.8	-	10.1	**55.6**

12 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated balance sheet as at 30th September 2004

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	c	586.7	(12.8)	**573.9**
Goodwill	b	366.2	10.4	**376.6**
Other intangible assets	c	-	26.0	**26.0**
Investments in associates		4.4	-	**4.4**
Deferred income tax assets	g	3.6	7.4	**11.0**
Available-for-sale investments		1.9	-	**1.9**
Post-employment benefits net assets	e	34.4	12.8	**47.2**
Total non-current assets		997.2	43.8	**1,041.0**
Current assets				
Inventories	i, j	467.2	(139.3)	**327.9**
Current income tax assets	g	-	1.4	**1.4**
Trade and other receivables		346.9	-	**346.9**
Available-for-sale investments		1.3	-	**1.3**
Cash and deposits		97.0	-	**97.0**
Other current assets	j	-	7.1	**7.1**
Total current assets		912.4	(130.8)	**781.6**
Total assets		1,909.6	(87.0)	**1,822.6**
Liabilities				
Current liabilities				
Trade and other payables	e, h	(303.2)	17.0	**(286.2)**
Precious metal leases	i	(132.2)	132.2	**-**
Current income tax liabilities	g	(31.1)	(1.4)	**(32.5)**
Borrowings and finance leases		(32.5)	-	**(32.5)**
Short term provisions	j	-	(22.5)	**(22.5)**
Total current liabilities		(499.0)	125.3	**(373.7)**
Non-current liabilities				
Borrowings and finance leases		(427.7)	-	**(427.7)**
Deferred income tax liabilities	e, g	(21.4)	(23.1)	**(44.5)**
Employee benefits obligations	e, j	(30.1)	(13.6)	**(43.7)**
Long term provisions	j	(29.5)	24.4	**(5.1)**
Trade and other payables		(0.7)	-	**(0.7)**
Total non-current liabilities		(509.4)	(12.3)	**(521.7)**
Total liabilities		(1,008.4)	113.0	**(895.4)**
Net assets		901.2	26.0	**927.2**
Equity				
Share capital		220.8	-	**220.8**
Share premium		138.0	-	**138.0**
Shares held in employee share ownership trusts		(28.8)	-	**(28.8)**
Other reserves		4.4	-	**4.4**
Retained earnings		558.4	25.9	**584.3**
		892.8	25.9	**918.7**
Minority interest	c	8.4	0.1	**8.5**
Total equity		901.2	26.0	**927.2**

Notes on the Accounts

for the six months ended 30th September 2005

12 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated income statement for the year ended 31st March 2005

	Explanation	UK GAAP £ million	IFRS adjustments Discontinued operations £ million	Associates £ million	Other £ million	IFRS £ million
Revenue		4,638.5	(12.3)	-	-	**4,626.2**
Cost of materials sold		(3,878.5)	4.7	-	-	**(3,873.8)**
Net revenues		760.0	(7.6)	-	-	**752.4**
Other cost of sales	c, e	(389.0)	5.5	-	10.9	**(372.6)**
Gross profit		371.0	(2.1)	-	10.9	**379.8**
Distribution costs	e	(84.1)	1.0	-	1.6	**(81.5)**
Administrative expenses	d, e	(79.6)	0.7	-	(2.8)	**(81.7)**
Goodwill amortisation	b	(21.0)	0.1	-	20.9	**-**
Restructuring costs		(36.7)	-	-	-	**(36.7)**
Loss on sale of discontinued operations	a	(15.2)	15.2	-	-	**-**
Operating profit		134.4	14.9	-	30.6	**179.9**
Net interest	f	(13.3)	-	0.3	-	**(13.0)**
Net return on retirement benefits assets and liabilities	e	9.2	-	-	(9.2)	**-**
Share of profit of associates	b, f	0.7	-	(0.3)	0.1	**0.5**
Profit before tax		131.0	14.9	-	21.5	**167.4**
Income tax expense	g	(44.0)	(2.7)	-	0.2	**(46.5)**
Profit for the year from continuing operations		87.0	12.2	-	21.7	**120.9**
Loss for the year from discontinued operations	a	-	(6.4)	-	-	**(6.4)**
Profit for the year		87.0	5.8	-	21.7	**114.5**
Attributable to:						
Equity holders of the parent company		88.2	5.8	-	21.5	**115.5**
Minority interest	c	(1.2)	-	-	0.2	**(1.0)**
		87.0	5.8	-	21.7	**114.5**

12 Reconciliations from UK GAAP to IFRS (continued)

Reconciliation of consolidated balance sheet as at 31st March 2005

	Explanation	UK GAAP £ million	IFRS adjustments £ million	IFRS £ million
Assets				
Non-current assets				
Property, plant and equipment	c	604.9	(11.9)	**593.0**
Goodwill	b	354.2	20.9	**375.1**
Other intangible assets	c	-	27.4	**27.4**
Investments in associates	b	4.7	0.1	**4.8**
Deferred income tax assets	g	0.8	1.2	**2.0**
Available-for-sale investments		1.9	-	**1.9**
Post-employment benefits net assets	e	33.5	11.7	**45.2**
Total non-current assets		1,000.0	49.4	**1,049.4**
Current assets				
Inventories	i, j	416.5	(109.2)	**307.3**
Current income tax assets	g	-	2.2	**2.2**
Trade and other receivables		363.4	-	**363.4**
Available-for-sale investments		0.6	-	**0.6**
Cash and deposits		78.7	-	**78.7**
Other current assets	j	-	7.1	**7.1**
Total current assets		859.2	(99.9)	**759.3**
Total assets		1,859.2	(50.5)	**1,808.7**
Liabilities				
Current liabilities				
Trade and other payables	e, h	(332.8)	38.5	**(294.3)**
Precious metal leases	i	(102.1)	102.1	**-**
Current income tax liabilities	g	(10.1)	(2.2)	**(12.3)**
Borrowings and finance leases		(36.8)	-	**(36.8)**
Short term provisions	j	-	(26.5)	**(26.5)**
Total current liabilities		(481.8)	111.9	**(369.9)**
Non-current liabilities				
Borrowings and finance leases		(411.5)	-	**(411.5)**
Deferred income tax liabilities	e, g	(29.7)	(14.9)	**(44.6)**
Employee benefits obligations	e, j	(34.6)	(13.6)	**(48.2)**
Long term provisions	j	(32.2)	28.3	**(3.9)**
Trade and other payables		(0.7)	-	**(0.7)**
Total non-current liabilities		(508.7)	(0.2)	**(508.9)**
Total liabilities		(990.5)	111.7	**(878.8)**
Net assets		868.7	61.2	**929.9**
Equity				
Share capital		219.5	-	**219.5**
Share premium		139.8	-	**139.8**
Shares held in employee share ownership trusts		(37.7)	-	**(37.7)**
Other reserves		6.3	-	**6.3**
Retained earnings		533.5	61.0	**594.5**
		861.4	61.0	**922.4**
Minority interest	c	7.3	0.2	**7.5**
Total equity		868.7	61.2	**929.9**

Independent Review Report

by KPMG Audit Plc to Johnson Matthey Plc

Introduction

We have been engaged by the company to review the financial information set out on pages 12 to 26 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 on the accounts, the next annual accounts of the group will be prepared in accordance with IFRS as adopted for use by the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual accounts. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual accounts for the first time in accordance with those IFRS as adopted for use by the European Union. This is because, as disclosed in note 1 the directors have anticipated that certain standards, which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual accounts.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 - 'Review of Interim Financial Information', issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2005.

KPMG Audit Plc
Chartered Accountants
London
22nd November 2005

Accounting policies

for the year ending 31st March 2006

These accounting policies are expected to be applied by the group in its consolidated accounts for the year ending 31st March 2006 as described in note 1.

Basis of accounting

The accounts are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the Standing Interpretations Committee (SIC) and adopted by the European Union. They are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained below.

Basis of consolidation

The consolidated accounts comprise the accounts of the parent company and its subsidiaries, including employee share ownership trusts, and include the group's interest in associates.

Entities over which the group has the ability to exercise control are accounted for as subsidiaries. Entities that are not subsidiaries or joint ventures but where the group has significant influence (i.e. the power to participate in the financial and operating policy decisions) are accounted for as associates.

The results and assets and liabilities of associates are included in the consolidated accounts using the equity method of accounting.

The results of businesses acquired or disposed of in the year are consolidated from or up to the effective date of acquisition or disposal respectively. The net assets of businesses acquired are incorporated in the consolidated accounts at their fair values at the date of acquisition.

Transactions and balances between subsidiaries are eliminated. No profit is taken on transactions between subsidiaries and the group's share of profits on transactions with associates is also eliminated.

Revenue

Revenue comprises all sales of goods and rendering of services at the fair value of consideration received or receivable after the deduction of any trade discounts and excluding sales taxes. Revenue is recognised when it can be measured reliably and the significant risks and rewards of ownership are transferred to the customer. With the sale of goods this generally occurs when the goods are despatched or made available to the customer, except for sale of consignment products located at customers' premises where revenue is recognised on notification that the product has been used. With the rendering of services revenue is generally recognised by reference to the stage of completion as measured by the proportion that costs incurred to date bear to the estimated total costs.

Foreign currencies

Foreign currency transactions are recorded in local currency at the exchange rate at the date of transaction. Foreign currency monetary assets and liabilities are retranslated into local currency at the exchange rate at the balance sheet date.

Income statements and cash flows of overseas subsidiaries and associates are translated into sterling at the average rates for the year. Balance sheets of overseas subsidiaries and associates, including related goodwill, are translated into sterling at the exchange rates at the balance sheet date.

Exchange differences arising on the translation of the net investment in overseas subsidiaries and associates, less exchange differences arising on related foreign currency financial instruments which hedge the group's net investment in these operations, are taken to a separate component of equity. Other exchange differences are taken to operating profit.

Research and development

Research expenditure is charged to the income statement in the year incurred.

Development expenditure is charged to the income statement in the year incurred unless it meets the recognition criteria for capitalisation. When the recognition criteria have been met any further development expenditure is capitalised as an intangible asset.

Accounting policies

for the year ending 31st March 2006

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any provisions for impairment. Finance costs are not capitalised.

Depreciation is provided using the straight line method to write off the cost less estimated residual value over the useful life of the asset. The estimated useful lives vary according to the class of asset, but are typically: leasehold property 30 years (or the life of the lease if shorter); freehold buildings 30 years; and plant and equipment 4 to 10 years. Freehold land is not depreciated.

Goodwill

Goodwill arises on the acquisition of a business when the fair value of the consideration given exceeds the fair value attributed to the net assets acquired. It is subject to annual impairment reviews.

The group has taken advantage of the exemption allowed under IFRS 1 and so goodwill arising on acquisitions made before 1st April 2004 is included at the carrying amount at that date less any subsequent impairments. Up to 31st March 1998 goodwill was eliminated against reserves.

Intangible assets

Intangible assets are stated at cost less any accumulated amortisation and any provision for impairment. They are amortised using the straight line method over their useful lives from the time they are first available for use. The estimated useful lives are generally 3 to 8 years for capitalised software and 4 to 8 years for capitalised development currently being amortised.

Intangible assets which are not yet being amortised are subject to annual impairment reviews.

Leases

Leases are classified as finance leases whenever they transfer substantially all the risks and rewards of ownership to the group. The assets are included in property, plant and equipment or capitalised software and the capital elements of the leasing commitments are shown as obligations under finance leases. The assets are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

All other leases are classified as operating leases and the rentals payable are expensed on a straight line basis over the lease term.

Grants

Grants related to assets are included in deferred income and released to the income statement in equal instalments over the expected useful lives of the related assets.

Grants related to income are generally deducted in reporting the related expense.

Precious metal inventories

Inventories of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango or backwardation. Other precious metal inventories owned by the group, which are unhedged, are valued at the lower of cost and net realisable value using the weighted average cost formula.

Other inventories

Non precious metal inventories are valued at the lower of cost, including attributable overheads, and net realisable value. Except where costs are specifically identified, the first-in, first-out or weighted average cost formulae are used to value inventories.

Derivative financial instruments

The group uses derivative financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with the group's underlying business activities and the financing of those activities. The group does not undertake any trading activity in derivative financial instruments.

Derivative financial instruments are measured at their fair value. Derivative financial instruments may be designated at inception as fair value hedges, cash flow hedges or net investment hedges if appropriate.

Changes in the fair value of any derivative financial instruments that are not designated as or are not determined to be effective hedges are recognised immediately in the income statement.

Changes in the fair value of derivative financial instruments designated as fair value hedges are recognised in the income statement, together with the related changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in equity. If the hedged item results in the recognition of a non-financial asset or liability, the amount recognised in equity is transferred out of equity and included in the initial carrying amount of the asset or liability. Otherwise, the amount recognised in equity is transferred to the income statement in the same period that the hedged item is recognised in the income statement.

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.

Other financial instruments

All other financial instruments are initially recognised at fair value plus transaction costs. Subsequent measurement is as follows:

- Unhedged borrowings are measured at amortised cost.
- Available-for-sale investments are measured at fair value with changes in fair value recognised directly in equity. On disposal of the investment the amount recognised in equity will be transferred to the income statement.
- All other financial assets and liabilities, including short term receivables and payables, are measured at amortised cost less any impairment provision.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, including short term deposits with a maturity date of three months or less from the date of acquisition. The group routinely utilises short term bank overdraft facilities, which are repayable on demand, as an integral part of its cash management policy and so they are included as a component of cash and cash equivalents in the cash flow statement. Offset arrangements across group businesses have been applied to arrive at the net cash and overdraft figures.

Taxation

Current and deferred tax are recognised in the income statement, except when they relate to items recognised directly in equity when the related tax is also recognised in equity.

Current tax is the amount of income tax expected to be paid in respect of the taxable profits using the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the balance sheet. It is provided using the tax rates that are expected to apply in the period when the asset or liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and associates where the group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Accounting policies

for the year ending 31st March 2006

Pensions and other post-employment benefits

The group operates a number of contributory and non-contributory plans, mainly of the defined benefit type, which require contributions to be made to separately administered funds.

The costs of the defined contribution plans are charged to the income statement as they fall due.

For defined benefit plans, the group recognises the net assets or liabilities of the schemes in the balance sheet. Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date. The changes in scheme assets and liabilities, based on actuarial advice, are recognised as follows:

- The current service cost is spread over the period during which benefit is expected to be derived from the employees' services based on the most recent actuarial valuation and is deducted in arriving at operating profit.
- The interest cost, based on the discount rate at the beginning of the year and the present value of the defined benefit obligation during the year, is included in operating profit.
- The expected return on plan assets, based on market expectations at the beginning of the year for returns over the entire life of the related obligation and amended for changes in the fair value of plan assets as a result of contributions paid in and benefits paid out, is included in operating profit.
- Actuarial gains and losses, representing differences between the expected return and actual return on plan assets, differences between actuarial assumptions underlying the plan liabilities and actual experience during the year, and changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the year they occur.
- Past service costs are spread evenly over the period in which the increases in benefit vest and are deducted in arriving at operating profit. If an increase in benefits vests immediately, the cost is recognised immediately.
- Gains or losses arising from settlements or curtailments are included in operating profit.

Contingencies and provisions

Provisions are recognised when the group has a present obligation as a result of a past event and a reliable estimate can be made of a probable adverse outcome, for example for warranties, environmental claims and rationalisations.

Share-based payments and employee share ownership trusts (ESOTs)

The fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plan after 7th November 2002 is calculated using an adjusted Black-Scholes options valuation model and the resulting cost is charged to the income statement over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

The group provides finance to the ESOTs to purchase company shares on the open market. Costs of running the ESOTs are charged to the income statement. The cost of shares held by the ESOTs are deducted in arriving at equity until they vest unconditionally in employees.

Financial Calendar

2005

30th November
Ex dividend date

2nd December
Interim ordinary dividend record date

2006

1st February
Payment of interim dividend on ordinary shares

1st June
Announcement of results for the year ending 31st March 2006

25th July
115th Annual General Meeting

Cautionary Statement
This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 2-4 Cockspur Street, Trafalgar Square, London SW1Y 5BQ
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS


SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH, D.C.
192
SECTION

1. Name of the issuer:

   Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   L C Pentz (iii)

   I F Stephenson (i)

3. Name of person discharging managerial responsibilities/director:

   L C Pentz

   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

Exercise of Executive Share Options and subsequent disposal of shares:

	Ordinary Shares under option	*Date of Grant*	*Exercise Price*
L C Pentz	12,981	14 July 1998	£5.24
I F Stephenson	9,458	19 July 2000	£9.42

9. Number of shares, debentures or financial instruments relating to shares acquired:

See (8) above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

L C Pentz	12,981
I F Stephenson	9,458

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£12.69

14. Date and place of transaction:

24 November 2005, London

15. Date issuer informed of transaction:

    24 November 2005

16. Any additional information:

    N/A

17. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary

    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

24 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS


SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH., D.C.
192
SECTION

1. Name of the issuer:

Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

(iii)

3. Name of person discharging managerial responsibilities/director:

D W Morgan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

Exercise of Executive Share Options and subsequent disposal of shares:

Ordinary Shares under option	*Date of Grant*	*Exercise Price*
15,835	14 July 1998	£5.24
17,472	22 July 1999	£5.855

9. Number of shares, debentures or financial instruments relating to shares acquired:

See (8) above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

33,307

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£12.97

14. Date and place of transaction:

8 December 2005, London

15. Date issuer informed of transaction:

8 December 2005

16. Any additional information:

N/A

17. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

8 December 2005


RECEIVED
JAN 24 2006
WASH, D.C.
192
SECTION

For Release at 7.00 am Monday 12th December 2005

Johnson Matthey - Appointment of Chairman Designate

Johnson Matthey is pleased to announce the appointment of Sir John Banham to succeed Michael Miles as its Chairman. In the company's 2005 Annual Report in June, Michael Miles announced that he would be retiring from the board during the coming year.

Sir John Banham has agreed to join the board as Chairman Designate with effect from the 1st of January 2006. It is the board's intention that Sir John will be appointed as Chairman of the board with effect from the 1st of April 2006 when Michael Miles retires.

Sir John, aged 65, is currently the Chairman of Cyclacel Plc (the Dundee-based cancer biotech company) and Spacelabs Healthcare Inc. and the Senior Independent Director of Amvescap PLC. He was at McKinsey from 1969 to 1983, becoming a Director in 1979. He then became the first Controller of the Audit Commission from 1983 to 1987 and Director General of the Confederation of British Industry from 1987 to 1992.

He became a director of both National Power and National Westminster Bank from 1992 to 1998, Chairman of Tarmac plc from 1994 to 1999, Chairman of Kingfisher plc from 1995 to 2001, Chairman of Geest plc from 2002 to 2005 and Chairman of Whitbread PLC from 2000 to 2005. In the unquoted sector, he was the founding Chairman of Westcounty Television from 1992 to 1995 and the Chairman of ECI Ventures LLP from 1992 to 2005.

There are no other disclosures required in respect of Sir John Banham pursuant to Rule 9.6.13 of the Listing Rules of the Financial Services Authority.

Commenting on the announcement, Michael Miles said: "I am very pleased that the board of Johnson Matthey has chosen Sir John Banham as my successor as Chairman. Sir John has had a most distinguished career and is a very experienced chairman who will ensure that the company continues its successful record of delivering value to shareholders."

Neil Carson, Chief Executive of Johnson Matthey commented: "I am delighted to welcome Sir John Banham as the future Chairman of Johnson Matthey. I would also like to take this opportunity to thank Michael Miles for his contribution to the success of the company over many years. Michael joined the board as a non-executive director in 1990 and became our Chairman in 1998. Under his leadership Johnson Matthey has developed into a world leading speciality chemicals company."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Howard Lee	The HeadLand Consultancy	020 7036 0369

www.matthey.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS


PROCESSING
RECEIVED
SEC MAIL
JAN 24 2006
SECTION
WASH., D.C.
192

1. Name of the issuer:

   Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (iii)

3. Name of person discharging managerial responsibilities/director:

   J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

Exercise of Executive Share Options and subsequent retention and disposal of shares. Details are as follows

Ordinary Shares under option	*Date of Grant*	*Exercise Price*	*Number Retained*	*Number Disposed*
35,488	27 November 1997	£5.53	10,000	25,488

9. Number of shares, debentures or financial instruments relating to shares acquired:

35,488 shares acquired upon exercise. 10,000 shares subsequently retained and 25,488 shares disposed.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

25,488

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£14.04

14. Date and place of transaction:

22 December 2005, London

15. Date issuer informed of transaction:

22 December 2005

16. Any additional information:

N/A

17. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

22 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS


SEC MAIL
PROCESSING
RECEIVED
JAN 24 2006
WASH, D.C.
192
SECTION

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson

P N Hawker

D W Morgan

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mourant ECS Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27

W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

£13.69

14. Date and place of transaction:

21 December 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,827
P N Hawker	7,877
D W Morgan	36,179
J N Sheldrick	53,237

16. Date issuer informed of transaction:

22 December 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making

notification

Angela Purtill

Date of Notification

23 December 2005